Davis Polk & Wardwell
450 Lexington Avenue
New York NY 10017

212 450 6095

September 21st, 2005

Tele Leste Celular Participações S.A.
Re:	Form 20-F for the year ended December 31, 2004
Filed April 15, 2005
File No. 1-14481

Mr. Larry Spirgel
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Dear Mr. Spirgel:

     On behalf of Tele Leste Celular Participações S.A., a Brazilian corporation (“TLE” or the “Company”), please find attached as Attachment A TLE’s response to the Staff’s comment included in its letter dated June 7, 2005 in connection with its review of TLE’s Form 20-F for the year ended December 31, 2004.

     If you have any further comments after receiving this letter, TLE would be happy to discuss them with you and the other members of the Staff reviewing its Form 20-F, and provide you with written responses addressing such matters.

     Please do not hesitate to contact me at 212-450-6095 should you have any questions or comments regarding the foregoing.

Very truly yours

/s/ Manuel Garciadiaz
Manuel Garciadiaz

Attachment

cc w/att:	Paulo Cesar Pereira Teixeira
Breno Oliveira

ATTACHMENT A

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Form 20-F for the year ending December 31, 2004

Consolidated Financial Statements for the Years Ended December 31, 2004, 2003 and 2002, page F-3

Note 10. Income and Social Contribution Taxes, page F-17

1.	We note that you have recorded total deferred tax assets of R$187,635,000 at December 31, 2004. Tell us how you determined that a valuation allowance is not required for your deferred tax assets under US GAAP. In this regard, explain for us in more detail the nature of the tax loss carryforwards and why you believe that they will be recovered in within ten years.

     We supplementally advise the Staff that the deferred tax assets principally relate to the Company’s subsidiary Telebahia S.A. (“Telebahia”). The tax credits from corporate restructuring represent the tax benefit associated with the goodwill recorded by the Company under Brazilian Corporate Law in connection with the acquisition of Telebahia. For Brazilian Corporate Law and tax purposes, these amounts are being amortized over five years. Based on projections of future taxable income for Telebahia that were approved by the Company’s Board of Directors, the tax benefit of the amortization of the amount recorded at December 31, 2004 will be realized under Brazilian Corporate Law and US GAAP.

     Under US GAAP, as of December 31, 2004, Telebahia has also recorded tax loss carryforwards amounting to R$ 106,275, net of a valuation allowance of R$ 10,144 thousand, relating to taxable losses generated in prior years. On an annual basis, the Company performs an analysis of the available evidence using the criteria established in SFAS No. 109 to evaluate the sufficiency of this valuation allowance and when necessary adjusts the valuation allowance to record the net amount that is more likely than not to be realized. This analysis is principally based on projections of future taxable income of Telebahia that are approved by the Company’s Board of Directors. The projections prepared as of December 31, 2004, indicate that these tax loss carryforwards will be realized within the next ten years.

Note 34. Summary of the differences between Brazilian and US GAAP, page F-38

i. Earnings per share, page F-41

2.	Tell us how you calculated the amount of undistributed earnings allocated to common and preferred shareholders for purposes of calculating basic and diluted earnings per share. In this regard, we note your disclosure that undistributed net income is allocated to preferred shares 10% higher than that attributed to common shares on a pro rata basis.

     We supplementally advise the Staff that since the preferred shareholders are entitled receive cash dividends that are 10% higher than those attributed to common shares, the Company allocates undistributed earnings in the same manner. However, since the Company did not report undistributed earnings under US GAAP for all periods presented, this calculation was not required. Consequently, the net losses reported were allocated equally to preferred and common shareholders for all periods presented. We undertake to clarify the line items in the table of Note 34i in future filings.

m. Derivative instruments, page F-43

3.	Based on your disclosure that you qualify for hedge accounting under the short cut method, it appears that you apply paragraph 68 of SFAS 133 in determining effectiveness of the hedging relationship. Tell us how you determined that you qualify for the short cut method, given that your derivative instruments are intended to hedge both the foreign currency and interest rate risk associated with your debt. If you do not qualify for this method, tell us whether you are able to assess the effectiveness of the hedging relationship under paragraph 65 of SFAS 133 and, if so, the procedures you perform in applying this guidance.

     We suplementally advise the Staff that our use of the words “shortcut method” to describe how certain of our derivative financial instruments qualify for hedge accounting was intended to describe the fact that, for those operations for which we have designated as accounting fair value hedges, the derivative instruments were specifically structured so that all of the critical terms of the derivatives and the corresponding hedged items (i.e., debt) are perfectly matched, including:

–	Notional and principal amounts;
–	Original issuance and maturity dates;

–	Same reference for determining foreign currency rates (Brazilian Central Bank – PTAX);
–	Currency and interest rate of the liability and of the receive-leg of the Currency Interest Rate Swaps (CIRS);
–	Frequency of interest rate settlements / reset dates; and
–	Counterparties.

     We acknowledge that while all of the critical terms are perfectly matched, these derivatives do not qualify for hedge accounting under the “shortcut method” as discussed in paragraph 68 of SFAS No. 133, as this method is only applicable to interest rate swaps. However, we confirm that we are able to, and do, evaluate these hedging relationships for effectiveness both at inception and on an ongoing basis (i.e., at least quarterly). We perform a regression analysis for derivative operations designated as fair value hedges through comparison of the offsetting changes in the fair value of the hedged liability and the derivative instrument attributable to changes in the risks being hedged, namely foreign currency and its interest rates traded in the local market. Ineffectiveness, if any, is measured and included in current earnings. To date, this evaluation has demonstrated that these derivative instruments have been, and are expected to continue to be, highly effective in achieving offsetting changes in fair values due to changes in the risks being hedged.

     We will discontinue referencing the “short cut” method in our related derivative financial instruments and hedging disclosures and we undertake to provide additional disclosure of the effectiveness of the hedging relationship in future filings.

Item 15. Controls and Procedures, page 73

4.	We note that your principal executive officer and principal financial officer performed an evaluation of your disclosure controls and procedures as of December 31, 2003 and concluded that your disclosure controls and procedures are “effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion.” Please confirm that you performed the evaluation and have presented your conclusions as of December 31, 2004, rather than December 31, 2003. In addition, please confirm for us that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective. In addition, please revise your disclosure in future filings.

     We supplementally confirm to the Staff that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. We confirm that such procedures were performed and conclusions reached as of December 31, 2004. In response to the Staff’s comment, we undertake to include such disclosure in future filings.

5.	We note your disclosure that “[n]o significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation” (emphasis added). Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Please confirm for us that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

     We supplementally confirm to the Staff that there was no change in our internal control over financial reporting that occurred during fiscal year 2004 (including the fourth fiscal quarter) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. In response to the Staff’s comment, we undertake to include the requisite disclosure in future filings.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

COMPANY STATEMENT

     On behalf of TELE LESTE CELULAR PARTICIPAÇÕES S.A., a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     IN WITNESS WHEREOF, I have executed this statement of the Company on this 21st day of September, 2005.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Paulo Cesar Pereira Teixeira

	Name:	Paulo Cesar Pereira Teixeira
	Title:	Executive Vice President for Operations